FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui to Approve A$395 million spending for Robe River J/V port and rail expansion in Western Australia

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 4, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President Chief Financial Officer

August 4, 2008

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui to Approve A$395 million spending for Robe River J/V port and rail expansion in Western Australia

Mitsui & Co., Ltd. (“Mitsui”) announced today that it has approved A$395 million through its 100% subsidiary Mitsui Iron Ore Development Pty., Ltd. (MIOD) for early commencement of infrastructure work and acquisition of long-lead items for a further expansion of iron ore export capacity at Cape Lambert (also known as Port Walcott) and the associated rail network, owned by Robe River J/V (Rio Tinto 53%, Mitsui 33%, Nippon Steel 10.5%, Sumitomo Metals 3.5%) in Western Australia. The port at Cape Lambert is currently under construction to increase its nameplate capacity from 55 to 80 million tonnes per annum by the end of 2008. The early planning and acquisitions are for maintaining the time-to market schedule of a plan currently undergoing a pre-feasibility study to further increase export capacity to 180 million tonnes per annum. The early work involves significant infrastructure for the port operations, including the development of a new service of wharf facility, relocation of existing gas and power lines to enable commencement of stockyard work and the securing of production slots for dumper casting and slew bearings. It also includes the early procurement of rail sleepers. Completion of the total expansion is scheduled for the end of 2012.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7618

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.